#3 BETHESDA METRO CENTRE

SUITE 700

BETHESDA, MD 20814

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Tel (877) 424-2429

Cannabics.com

August 14th, 2015

U.S. Securities & Exchange Commission

Corporate Finance Division

Washington, DC 20549

Attn: Ms. Julie Marlowe

Re: Cannabics Pharmaceuticals Inc.

Form 10-K for the Fiscal Year Ended August 31, 2014

Filed December 15, 2014

File No. 000-52403

Dear Ms. Marlowe,

We are in receipt of your letter dated June 22nd, 2015 regarding Cannabics Pharmaceuticals Inc. and the aforementioned filing. Below please find our respective responses:

Form 10-K for the Fiscal Year Ended August 31, 2014

Item 1. Description of Business, page 1

Regulations, page 7

1.	We note your response to comment 1 and the proposed revision. Please also confirm whether you will revise the references in the 10-K to your line of Cannabics SR products.

RESPONSE: Yes, we intend to revise as drafted in our last Response pertaining to use of the term “our line” of products. Such can be seen in our Draft 10-K/A attached hereto.

2.	We note your response to comment 2 regarding the company’s medical claims about its products and your explanation regarding FDA approval and we reissue the comment. We continue to note the references to your product Cannabics SR as “long-acting medical cannabis capsule … indicated initially as a palliative therapy for cancer patients” on page 2. We even note the reference to this as a “medical product” on page 9 of the Form 10-Q for the fiscal quarter ended February 28, 2015. Please reconcile and provide a more detailed discussion of the U.S. regulation of your proposed product in your amended Form 10-K. Please provide us with any proposed revisions.

U.S. Securities & Exchange Commission

RESPONSE: - The premise of your Comment (in fact it is explicitly written) states “your proposed product”. We do not propose to create any product. The unclarity clearly derives from our previous filings wherein it would appear the Issuer is producing a product, which is not the case. Again, the company merely licenses its IP to a licensed manufacturer. What regulatory schema that manufacturer must follow is neither specifically known nor a legal or regulatory issue for the issuer. What we verify before licensing our IP is that the manufacturer holds a current valid Medical Marijuana Infused Products Manufacturer’s License (§12-43.3-404 CRS). To date we have engaged only one manufacturer (Mountain High). We provide the manufacturer with the proprietary knowledge of how to create a time released capsule, nothing more. The Issuer is not on site, has no agents present, and has no part whatsoever in the manufacturing, creating, packaging, holding, delivering or selling of any product whatsoever; the Issuer is and remains in Israel in their laboratories. The legal privity between the Issuer & the manufacturer ends upon the manufacturer’s creation of the capsule, which is theirs’ alone, and solely bears their name. There is no “Cannabics capsule” or “Cannabics Product”. As such, the company is not under any US regulatory scheme for simply providing knowledge of a slow release capsule. Any regulations which may apply, be they state or Federal, fall entirely upon the licensed manufacturer. As previously proffered, the Issuer does not manufacture, distribute, dispense, or possess any controlled substance, including Cannabis.

Again, as proffered in our last response, the company is not under the Aegis of the FDA for their abstract knowledge (IP); because, as previously stated, the Issuer simply licenses IP, nothing more. As such by definition needs no specific FDA approval as it is not manufacturing anything. The FDA is an issue for a manufacturer of a product.

The apparent incongruity here is within the previous description (as you have noted) wherein it appears that the Issuer is manufacturing a product, which is not the case. The Company proposes to revise the 10-K (as well as website) to more accurately convey that it is only the holder of IP, and not that it “produces a medical product”, which is counter-factual.

3.	We note your response to comment 3, including your assertions regarding the distinction between the licensing of your technology and products containing cannabis, and we partially reissue the comment. The filing and your website continue to represent that the company’s “Cannabics SR” products contain medical cannabis and may be intended for sale in the U.S. (e.g., your website states that the company has filed a patent application with the U.S. Patent & Trademark Office for the medical cannabis capsule product). Please reconcile or further advise. Please also revise your disclosure to alert investors that your operations could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act as previously requested.

U.S. Securities & Exchange Commission

RESPONSE –Your Comment is premised on the phrase “Cannabics SR” products contain medical cannabis and may be intended for sale in the U.S.” Part of this response was encapsulated in #2 supra, wherein we propose to clarify & reword the use of “The Company’s SR Products” (we have no products). Moreover, I would point out that the simple filing of a Patent at the USPTO does not, by itself bring such technology “into the US market”. Approximately 70% of the filings at the USPTO are foreign filers, which does not as a matter of law bring them under US jurisdiction (See International Shoe Co. v. Washington, 326 U.S. 310). The issue (which was admittedly blurred in our previous filings) is that the Issuer does not “do” anything within the US (or anyplace else), rather grants a licensing IP for a manufacturer to create a capsule. It is that manufacturer who well may be under the various auspices you had mentioned, but not the Issuer, who takes no part in their undertakings.

I would note that Corporate Finance’s first Comment relating to this matter stated “please provide a more detailed discussion of the U.S. regulation of your proposed product and discuss the risks to the company” Again, this was premised upon the mistaken belief that the Issuer produces a product. While I believed there is no requirement to provide Risk Factors, I voluntarily proffered several as it related to the general discussion. I had proffered six separate proposed standard Risk Factors. To this you then suddenly added the surprise request in your 3rd Comment letter requesting the Issuer to “alert investors that your operations could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act”. I sent two ½ pages of explicit and annotated Federal Case law clearly pointing out that this Issuer could not meet the minimum requirements for charges of “facilitating or aiding/abetting” under the CSA (or any criminal code). These are scientist who devise IP on another continent, nothing more. I also pointed out that this is in effect, corporate suicide as we have been warned quite clearly this week by our PCAOB Auditor that should said sentence enter into the 10-K/A, that they would have no choice but to immediately resign & file an 8-K to that effect as they cannot be seen as giving counsel to one who may be in active violation of Federal laws. Beyond this, it will clearly be deemed violate of the underlying requirements of the company’s licensing under the Israeli Health Ministry. In essence, you are proposing a Risk Factor which is not only a legal factual impossibility, but would additionally render the Issuer without a PCAOB Auditor & likely have their Israeli license revoked, essentially destroying the public company – all under a mistaken fact pattern.

Given the better clarity on the Issuer’s activities (which was previously lacking) it objectively appears that such a claim is simply not necessary. Moreover, it is the position of the Issuer that no Risk Factors need be provided as we are a “Smaller Reporting Company” under Item 503(c) of Regulation S-K (§229.503(c), and our 10-K/A shall remain as previously filed with regard to Risk Factors. However we propose to submit the following language:

U.S. Securities & Exchange Commission

“Cannabics Pharmaceuticals Inc. is purely a Bio-Technology Pharmaceutical company which licenses use of its Intellectual Property, it does not produce or provide any product in any location. We are duly licensed by the Israeli Health Ministry for our research in Israel. Beyond the Israeli Health Ministry (by whom we are licensed), we are not under the aegis of any Federal or State regulatory scheme. It is assumed that any licensee of ours would be under certain state or federal regulations, which must be scrupulously adhered to. We therefore can only license our products to licensed and certified governmentally approved manufacturers.

As is well known, US Federal regulations continue to consider Cannabis a schedule 1 drug, meaning that it has no known medicinal properties, and thus illegal under Federal US laws. It is imperative for the reader of this report to recognize that the company itself does not manufacture, distribute, or dispense any controlled substances, Rather it develops proprietary technologies that are then licensed for use by certified and governmentally approved manufacturers. . However, this factor should not be discounted when assessing potential exposure in investing with our company.”

Item 8. Financial Statements and Supplementary Data, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 5 – Intangible Assets, page F-12

4.	It appears that you acquired the intangibles for a particular research and development project. Since you did not acquire these intangibles as part of a business combination, you must demonstrate that the intangibles have future uses other than the particular research and development project in order to treat them as assets, see FASB ASC 350-30- 25-5. If you cannot demonstrate that the intangibles have alternate future uses (in other research and development projects or otherwise), the cost of the intangibles must be charged to expense in accordance with FASB ASC 730. Further, you stated Cannabics Inc. acquired control of Cannabics Pharmaceuticals Inc. on April 25, 2014 through a purchase of 20.5 million shares of your restricted stocks. Hence, Cannabics Inc. and Cannabics Pharmaceuticals Inc. are under common control and the transaction occurred in August 2014 could not have been accounted as fair value. Please advise or revise the financial statements as necessary.

RESPONSE -Upon further review of the guidance under ASC 845-10-15-4(b), the Company has determined that Fair Value is not an allowable measurement in this situation where there are entities under common control and cost should be used based on the carrying book value of the seller’s intangible. In this instance, the seller had previously expensed all costs associated with the intangible, and therefore, the book value was zero. During the original transaction, the only other asset the Company received in exchange for the common stock was $150,000 in cash. The transaction value will be limited to the $150,000. Therefore, the Company’s expectations is to file amended financial statements to correct the error as attached in the draft 10-K/A attached hereto.

U.S. Securities & Exchange Commission

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 18

5.	We note your response to comment 6 and we reissue the comment. Please clearly disclose the control person(s) of Cannabics Inc. in the filing.

RESPONSE: In our first Response of April 20th, 2014 we provided a full table showing name, and percentage ownership of all members of Cannabics, Inc. This table is included within our 10-K/A for your review.

Signatures, page 21

6.	We reissue comment 7. Please revise the filing to include the signature of your principal accounting officer or controller. Refer to General Instruction D(2)(a).

RESPONSE: We have revised the filing to include the signature of the principal accounting officer as requested.

In conclusion, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do contact me at any time. Thank you for your assistance in this matter.

Sincerely yours,

David E. Price, Esq.
Corp Secretary & Counsel

DEP/mc

Cc: Board of Dirs.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

FORM 10-K/A

_______________

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______.

Commission File Number: 333-192759

___________________________________________________

CANNABICS PHARMACEUTICALS INC.

(Exact name of registrant as specified in its charter)

___________________________________________________

Nevada	20-3373669
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

#3 Bethesda Metro Center, Suite 700 Bethesda, MD	20814
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 877 424-2429

___________________________________________________

Securities registered under Section 12(b) of the Act:

None

Securities registered under Section 12(g) of the Act:

Common Stock, $.0001 Par Value

(Title of class)

___________________________________________________

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes  ☒  No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐  Yes  ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the issuer was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒  Yes  ☐  No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this Form 10-K/A. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company filer. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐  Yes  ☒  No

On February 28, 2014, the last business day of the registrant’s most recently completed second quarter, the aggregate market value of the Common Stock held by non-affiliates of the registrant was $22,812, based upon the closing price on that date of the Common Stock of the registrant on the OTC Bulletin Board system of $0.03. For purposes of this response, the registrant has assumed that its directors, executive officers and beneficial owners of 5% or more of its Common Stock are deemed affiliates of the registrant.

As of as of December 11, 2014, the registrant had 100,633,333 shares of its Common Stock, $0.0001 par value, outstanding.

EXPLANATORY NOTE

This Amendment to our previous 10-K is filed to restate the previous transaction value associated with certain Intangible Assets of April 25th, 2014.

FORWARD LOOKING STATEMENTS

Certain statements made in this Annual Report are “forward-looking statements” (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements made in this Report are based on current expectations that involve numerous risks and uncertainties. The Company’s plans and objectives are based, in part, on assumptions involving the growth and expansion of business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements made in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements made in this Report, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

As used in this Annual Report, the terms “we”, “us”, “our”, “Company”, and “CNBX” means Cannabics Pharmaceuticals Inc., unless otherwise indicated.

PART I

Item 1. Description of Business

We were previously an exploration stage mining company which has transitioned now into a bio-tech company. We currently have an IP Licensing Agreement in Spain and an MOU for a second in Colorado, USA, but do not anticipate earning revenue prior to the end of this (fourth calendar) quarter. We can provide no assurance that we will be able to successfully license our technology or that said licensing agreements will be commercially viable.

Our Address corporate address is #3 Bethesda Metro Center, Suite 700, Bethesda, Maryland, 20814; Telephone (877) 424-2429.

The company was previously engaged in the oil and gas exploration business. On April 29th, 2014, the company began a new direction and the majority of the Shareholders of the company elected the current Board of Directors and renamed the Company Cannabics Pharmaceuticals Inc. The Directors form a US based company founded in 2012 by a group of renowned researchers from the fields of molecular biology, cancer research and pharmacology. R&D is conducted in Government certified labs in Israel with the focus of development of novel and sophisticated cannabinoid based therapies, medications and administration routes for various diseases.

History

Cannabics Pharmaceuticals Inc. was incorporated on September 15, 2004, under the laws of the State of Nevada, as Thrust Energy Corp., for the purpose of acquiring undivided working interests in small oil and gas exploration properties and non-operating interests in both producing and exploration projects throughout the United States and Canada.

On September 30, 2010, we increased our authorized capital to 900 million shares of common stock (par value $0.0001) and 100 million shares of preferred stock (par value $0.0001), and effected a 20-for-1 reverse split of our issued and outstanding common stock. As a result of the reverse split, our issued and outstanding common stock was reduced from 13,604,000 shares to 680,202 shares.

Due to our inability to earn any meaningful revenue from oil and gas exploration, our management determined in April 2011 that we should change our business plan to include toll milling and refining.

On May 5th, 2011, we effected a change of name to American Mining Corp. by completing a short form merger with a wholly-owned subsidiary.

On April 25th, 2014, Cannabics Inc., a Delaware Corporation, purchased 20,500,000 shares of restricted stock of the Company, thus acquiring control of the company.

On April 29th, 2014, Mr. Andrew Grundman resigned his official position as Director of the Corporation. On April 29th, 2014, the shareholders of the Corporation voted Dr. Zohar Koren, Dr. Eyal Ballan and Itamar Borochov as the new Directors of the Company.

On June 3rd, 2014, the Company’s Board of Directors declared a two-to-one forward stock split of all outstanding shares of common stock. The stock split was approved by FINRA on June 19th, 2014. The effect of the stock split increased the number of shares of common stock outstanding from 40,880,203 to 81,760,406. All common share and per common share data in these financial statements and related notes hereto have been retroactively adjusted to account for the effect of the stock split for all periods presented prior to June 3rd, 2014. The total number of authorized common shares and the par value thereof was not changed by the split.

On June 19th, 2014, FINRA granted final approval of Change of Name & Ticker Symbol of the Corporation from American Mining Corporation to CANNABICS PHARMACEUTICALS INC., with the new Ticker Symbol of “CNBX”. Said approval was predicated upon Cannabics Pharmaceuticals Inc.’s filing of Articles of Merger with American Mining Corporation with the Nevada Secretary of State on May 21st, 2014. Under the laws of the State of Nevada, Cannabics Pharmaceuticals Inc. was merged with and into the Registrant, with the Registrant being the surviving entity. The Merger was completed under Section 92A.180 of the Nevada Revised Statutes, Chapter 92A, as amended, and as such, does not require the approval of the stockholders of either the Registrant or Cannabics Pharmaceuticals Inc.

On July 24, 2014, the Company executed a Collaboration & Exclusivity Agreement with Cannabics, Inc. (“Cannabics”), a Delaware corporation and largest shareholder of the Company. Per the terms of the Agreement, the Company issued 18,239,594 shares of its common stock to acquire the entire institutional knowledge of Cannabics, Inc., which primarily consists of in-process Research & Development technology, the cumulative result of its years of scientific institutional knowledge in the fields of Molecular Biology, Cancer and Pharmacology research. Additionally Cannabics tendered $150,000 to the Company specifically earmarked as working funds towards prospective projects of the Company. Cannabics executed an Exclusivity clause whereby from that day forth they have carried forward their research and development as part of, and for the exclusive benefit of the Company, which initial findings have now branched out into new and divergent discoveries.

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On July 31st, 2014, Cannabics Pharmaceuticals Inc. filed its exclusive Patent Application with the US Patent & Trademark Office (USPTO), which covers the proprietary technology developed by its team of experts in the field of cannabinoid long acting lipid based formulations. This patent is the basis for the company’s “CANNABICS SR” technology, which consists of the IP for standardized and long acting medical cannabis capsules, designed for patients suffering from diverse indications. Simultaneously this Patent was filed with the PCT division of the Israeli Patent Office (ILPO) in order to provide International IP protection.

On August 25th, 2014, Cannabics Pharmaceuticals Inc. incorporated a wholly owned subsidiary in Israel, named “G.R.I.N Ultra Ltd”, dedicated to advanced research and development.

Our Business

We are now engaged in pharmaceutical research & development.

On April 4, 2014, the Company acquired a 100% interest in 21 contiguous mineral claims consisting of 1,281 acres located approximately 100 km northeast of Deer Lake, Newfoundland (the “Jackson Arm Property”). The mineral licenses underlying the Jackson Arm Property are registered with the Government of Newfoundland and Labrador and are presently in good standing. The property was acquired from Terracan Resources Ltd. for $32,750 ($30,000 USD). As there are no proven or probable reserves established for these claims, the entire $30,000 purchase price was impaired and charged to operations during the nine months ended May 31, 2014.

Under Newfoundland law, our mineral licenses may be held for one year after the date of Issuance Date, and thereafter from year to year if, on or before the anniversary date, we perform assessment work on the underlying claims having a minimum value of not less than C$200 per claim in the first year, C$250 per claim in the second year, and C$300 per claim in the third year. If we are unable to complete the assessment work required to be done in any twelve month period, we can maintain our claims in good standing by posting a cash security deposit for the amount of the deficiency. When the deficient work is completed and accepted the security deposit will be refunded. Otherwise, the security deposit will be forfeited. If we do not comply with these maintenance requirements, then we will forfeit our claims at the end of the anniversary date for each respective claim. All of our claims are presently in good standing, which means that they are free and clear of all work and/or monetary holding requirements.

As the primary business of the Company is now the research, development and marketing of biotechnology therapies, the Company has discontinued its mining operations and has entered into discussions with a Canadian mining company for possible sale of these mineral licenses, though no definitive agreement has yet to be concluded as of the date of this filing.

Management Experience

Cannabics Pharmaceuticals Inc.’s management team is highly experienced in various aspects of biotech and pharmaceutical management. The scientific team has a long cumulative track record in cancer and CNS research, pharmaceutical development, clinical studies and a deep hands-on understanding of the medical cannabis industry.

Dr. Zohar Koren, 41, is a co-founder of Cannabics Inc., founded in 2012, and is its CEO. Prior to that, Dr. Koren served as Director of Business Development in Aposense, a publicly traded pharmaceutical development company. Prior to that he was Business Development Manager at Harel-Hertz, where he led the Life Sciences Department of Business Development in Japan. Dr. Koren has also provided strategic consulting services for several leading Israeli venture capital firms specific to the pharmaceutical and medical device arena. Dr. Koren holds a Ph.D. in Computational Biology and a M.Sc. in evolutionary and environmental sciences - both Magna Cum Laude - from the University of Haifa, and a B.Sc. in Mathematics, Physics and Biology from the Hebrew University in Jerusalem and is a member of the American Academy of Neurology.

Dr. Eyal Ballan, 41, is a co-founder of Cannabics Inc. and is its CTO. Dr. Ballan holds a Ph.D. in Neurophysiology, EEG, Brain Wave Analysis and Cortical Connectivity. After obtaining his Ph.D. he was an entrepreneur in the field of Biofeedback Studies and developed a Resonating Neuro-Feedback system. Dr. Ballan holds a M.Sc. from Tel-Aviv University - Magna Cum Laude - in anticancer drug development. Dr. Ballan was part of the renowned research team which developed Salirasib (Treatment for Non-Small Cell Lung Cancer). He is an expert in molecular biology, cell cultures and genomics with a focus towards identification of anticancer compounds and delivery systems to tumors and is a member of the American Academy of Neurology.

Itamar Borochov, 56, is a co-founder of Cannabics Inc. and is its Chief Marketing Officer. Mr. Borochov is an environmentalist with experience as an entrepreneur in the fields of organic agriculture and medical botanicals and brings vast expertise in the areas of market intelligence and organizational branding.

All the Directors are committed full time to the Company.

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Advisory Board –

Isaac Abravanel - Senior Advisor in the field of Operational and Strategic Planning. Mr. Isaac Abravanel joined Teva Pharmaceutical Industries Ltd as its Corporate Vice President of Human Resources in 2007. During 2009, Mr. Abravanel was appointed as Teva’s Chief Integration Officer, and as such led the post-merger integration processes of Teva’s large acquisitions in recent years. In 2013 Mr. Abravanel was appointed as Group Executive Vice President of Teva Corporate in Israel and Global Community Alliances of Teva Pharmaceutical Industries Ltd. During that time he also served as Co-Chairman of the steering committee of PGT (Procter & Gamble - Teva joint venture in the field of OTC pharmaceuticals) on behalf of Teva. Mr. Abravanel holds a B.A and an M.A. in Political Science from Haifa University and is a Graduate of the National Security College.

Dr. Sigalit Ariely-Portnoy - Senior Advisor in the field of Regulation, Validation and Quality. Dr. Sigalit Ariely-Portnoy has over 17 years’ experience in the pharmaceutical industry. During this time, she has managed pharmaceutical and chemical plants at Taro pharmaceutical industries Ltd as Operation Group Vice president and in Teva Pharmaceutical industries Ltd as Kfar-Saba OSD plant manager. Dr. Ariely- Portnoy managed Teva's largest plant worldwide (9 billion tablets per annum and more than $2B revenues). During her career, she led more than 50 inspections by the US FDA, EMEA, Israeli MOH, and others. Dr. Ariely-Portnoy spearheaded the construction of a 200,000 sq ft pharmaceutical plant, several chemical plants and bio-warehouses, as well as many significant plant expansions for manufacturers of semisolids, liquids and oral solid dosage forms. Between the years 2003-2006, Dr. Ariely-Portnoy was the president of the Israel chapter of the PDA (Parenteral Drug Association). For the last 5 years, Dr. Ariely-Portnoy manages Gsap, a company which consults pharmaceutical, medical device and biotechnology companies in several major fields, including innovative product development, regulation, establishing quality systems and validation services. Dr. Ariely-Portnoy received her B.Sc., M.Sc., and D.Sc. from the Technion Institute of Technology in Haifa, Israel, in the fields of Chemical Engineering and Biomedical Engineering.

Shirly Weiser, Esq. – Senior Advisor in the field of IP Management and Corporate Patent Strategy. In September 2014, the company recruited Shirly Weiser, Esq., a professional patent attorney and IP manager to its team of experts. Shirly has a decade of experience in production and management of IP assets for large pharmaceutical companies including Dexcel Pharma and Enyzmotic Ltd. Shirly has joined the company’s Advisory Board with the goal of substantially accelerating the company’s patent portfolio. Together with Shirly, the company plans to dramatically enhance the strength of its patent portfolio in the coming year, in order to gain priority regarding its numerous discoveries and cutting edge technologies that are currently under development in the company’s laboratories. Ms. Weiser is a licensed attorney as well as a Technion graduate in Food Engineering & Biotechnology, with expertise in patents & trademarks.

Company Overview –

CANNABICS PHARMACEUTICALS, INC. is based in Bethesda, Maryland, and is dedicated to the development and licensing of advanced and sophisticated cannabinoid-based treatments and therapies. The Company’s main focus is development and marketing of various new and innovative therapies and biotechnological tools aimed at providing relief from diverse ailments that respond to active ingredients sourced from the cannabis plant. These advanced tools include innovative delivery systems for cannabinoids, personalized medicine therapies and procedures based on cannabis originated compounds and bioinformatics tools.

The Company was founded by a group of Israeli researchers from the fields of cancer research, pharmacology and molecular biology. Its current flagship Intellectual Property is named “CANNABICS SR”, a proprietary formulation to create a long acting medical cannabis capsule that was shown in observational studies in Israel to provide 10-12 hours of beneficial therapeutic effects and indicated initially as a palliative care therapy for cancer patients. This proprietary delivery method enables a convenient once per day dosing regimen of medical cannabis to patients.

The Company has a dedicated team of scientists that are working constantly on creating new technologies of medical cannabis care for patients in diverse indications. The company’s Research and Development laboratory is located in Israel which has allowed for the use of medical cannabis since the 1990s, and has a favorable regulatory attitude towards the conducting of Cannabis based clinical studies in Israeli hospitals – in contrast to the legal situation in the United States where clinical research on medical cannabis is still illegal. This structure is an extraordinary corporate advantage, and markedly separates the company from similarly minded companies.

The number of people licensed to receive medical cannabis treatment in Israel numbers around 15,000 - in comparison to over 1,000,000 in the whole of the United States. Therefore, while the Israeli market potential is regarded as limited, the ability to perform clinical studies and use the Israeli market as an “advanced medical Cannabis R&D lab” is proving to be highly advantageous.

Most importantly, while the U.S. FDA has yet to approve even basic private research relating to cannabis, the regulatory environment is quite different in Israel. Within the Israeli Ministry of Health, there is a stand-alone agency, the Israeli Medical Cannabis Agency, (IMCA), which on October 26th, 2014, granted Cannabics Pharmaceuticals an exclusive government license to launch their advanced scientific R&D program at their new state of the art laboratory for controlled Cannabinoid Research in Caesarea, Israel.

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Through the large body of research that is conducted by its scientists and affiliated partners, the Company has been able to gain in-depth knowledge of the various therapeutic effects of diverse cannabis strains and identify patterns of cannabinoid ratios that are useful in treating various indications. The Company is currently preparing to launch several collaborative programs with several leading academic research and medical centers in Israel and Europe in order to further establish the beneficial therapeutic effects of its proprietary Intellectual Property, and to refine its development of novel treatments for debilitating ailments. These programs are tentatively scheduled to begin in the first quarter of 2015, though are dependent upon adequate funding.

CANNABICS SR technology

While the medicinal effects of certain cannabinoids are well known to physicians, it is common knowledge that smoking is hazardous to health, due to the formation of inhaled carcinogenic compounds in the combustion process and deposit of tar and other damaging residues in the lung tissue. Many physicians are perfectly aware of the beneficial therapeutic properties of medical cannabis, however they refrain from recommending or prescribing it to patients knowing that smoking the raw flowers is still the most common and available administration route. Suggesting smoking for a child with Dravet Syndrome or a grandmother going through cancer treatment makes little sense. Hence the availability of an oral, standardized, reliable and clinically tested administration route of medical cannabis – no different from the administration route of most medications consumed by patients today - would dramatically improve the availability of medical cannabis therapy to patients in need.

Standardization and reproducibility

Most practicing physicians are aware of the increasing market availability of cannabis edible products such as cannabis cookies, chocolates and chewing gums. However, these products have so far totally failed in gaining credibility in the eyes of the medical community due to a severe lack in standardization and reproducibility. Laboratory tests of cannabinoid concentrations in currently available edible products have demonstrated severe variability in the potency of those products, due to non-uniformity of manufacturing procedures in the kitchens that produce them. In addition, the bioavailability levels (the amount of active ingredients that ultimately reach the blood stream after ingestion) of these products is also highly variable due to the lack of a standardized and efficient formulation. As a result, it is very common to either over-dose or under-dose when using such cannabis edibles as a therapeutic means, a fact which rightly prevents most physicians from recommending these medically un-tested products. Therefore, a substantial unmet need of the medical cannabis market is a standardized and reproducible product, which is based on a sophisticated and advanced formulation that provides a high and predictable bioavailability level of the cannabis active ingredients to patients.

Long lasting and stable effect profile

An additional substantial drawback of most currently available administration routes of medical cannabis is the short lasting effect profile that they offer, with a typical 3-4 hour effect for smoking, vaporizing and sublingual administration, and a typical 6-7 hour effect for unformulated edible products. As a result, the patient has to re-dose several times throughout the day, and suffers from inconsistent and rapidly variable levels of therapeutic effects. Many patients and physicians report that this is one of the main limitations to the efficacy of currently available medical cannabis therapies, and a major cause for a sub-optimal treatment. Therefore, a substantial unmet need in the medical cannabis field is a long acting product that will provide a steady state level of therapeutic effects for at least 10-12 hours, and can thus allow a whole day of beneficial response within the therapeutic window upon a once-per-day dosing regimen.

Cannabics Pharmaceuticals Inc. has developed its proprietary “CANNABICS SR” long acting formulation in order to address these specific unmet needs of the medical cannabis market described above. This sophisticated and advanced formulation is the core technology embedded in CANNABICS SR technology technology. Our technology allows for standardized and long acting medical cannabis dosage, designed for specific and various indications. The proprietary formulation ensures the patient experiences a constant, steady state level of beneficial effects within the therapeutic window for a 10 – 12 hour span. The unique long acting formulation allows for once-per-day dosing regimen that provides the desired therapeutic effects of medical cannabis throughout the day. Thus, our technology enables a safe, effective and reproducible administration method and fulfils the unmet needs of both patients and physicians.

The Cannabics SR technology perfectly solves one of the major concerns of medical cannabis patients, which is the initial high peak of active cannabinoids concentration in the plasma soon after administration. This high peak is a common feature of immediate release cannabis administration methods, and can cause undesirable side effects such as disorientation and dizziness. The unique pharmacokinetic profile of our technology helps to avoid this undesired result. The CANNABICS technology assumes pure extracts of active cannabinoids from specifically selected strains of medical cannabis, that are carefully chosen to serve the unique needs of patients suffering from specific indications. The CANNABICS technology is pre-designed to fit the currently existing medical cannabis regulations in, Israel, Europe and certain US States which is deemed a “Medical Marijuana Infused Products Manufacturer” (§12-43.3-404 CRS). The ingredients used in the proprietary CANNABICS SR formulation are all certified food grade ingredients (recognized by the FDA as “G.R.A.S.” – Generally Regarded as Safe) and the formulation is free of any artificial additives or chemical substances. Thus the CANNABICS SR technology is fully compliant with the current cannabis infused edible product regulatory definition, which is in fact very similar to a regular food supplement regulatory definition.

4

As a result, CANNABICS technology is exempt from long and arduous pharmaceutical development processes. As envisioned does not require an additional regulatory approval beyond the standard “ “Medical Marijuana Infused Products Manufacturer” license from a potential licensee (the “manufacturer”) in order to reach the market. This unique position distinguishes CANNABICS SR technology from other options currently available in the market. On the one hand, the technology proffers a fully standardized and reproducible product that has compliance for GMP manufacturing standards just as one would expect from any pharmaceutical product; and on the other hand it is pre-designed to allow the immediate launch of this technology without long, arduous and extremely expensive regulation processes that are typical in the pharmaceutical industry.

In order to establish the goal of true standardization and reproducibility and to indeed rank as one of the leading medical cannabis technologies in the market, Cannabics Pharmaceuticals, Inc. has recently achieved Good Manufacturing Practices (GMP) capabilities.. GMP regulations are designed to ensure that products are produced and controlled according to the highest industry quality standards. Adhering to these practices ranks Cannabics among a very limited number of medical cannabis technologies available in the market that are capable of being manufactured according to GMP standards. An additional goal of the company is to be one of the first and few companies in the world to commercialize its clinically tested cannabis-based technology. In furtherance of this goal, Cannabics Pharmaceuticals Inc. is preparing to launch a series of clinical studies in renowned medical centers in Israel where the Company’s R&D division is strategically located. Achievement of GMP manufacturing capabilities is an important pre-requisite for the initiation of these clinical studies. The efficacy and safety data collected in these formal clinical studies, together with the superior pharmacokinetic profile of the Cannabics SR formulation, will be the key advantage of Cannabics in the medical cannabis arena.

Cannabics Pharmaceuticals Inc. is now preparing to initiate its technology through a strategic partner in the state of Colorado and EU markets under existing medical cannabis regulatory pathways, while simultaneously preparing to launch a series of formal clinical studies in order to establish the unique medical benefits of its technologies for patients suffering from various indications.

The company’s business model is solely based on technology development and IP out-licensing to licensed and certified producers for marketing. The Company’s technologies are licensed to a strategic partner in compliance with each country’s and/or US state’s statutory regulations and exclusively to licensed and authorized medical cannabis local licensees that have adequate production and marketing capabilities. Within the US, Cannabics Pharmaceuticals Inc. itself does not manufacture, distribute, dispense or possess any controlled substances, including cannabis and cannabis based preparations. Within Israel, Europe and other territories outside the US, local acting subsidiaries of Cannabics Pharmaceuticals Inc. may employ a different business model through gaining adequate licenses under the appropriate regulations in each territory, all in full compliance with local rules and regulations in each country. Cannabics Pharmaceuticals Inc. is purely a Bio-Technology Pharmaceutical company which licenses use of its Intellectual Property, it does not produce or provide any product in any location.

You can see an interview with our CEO Dr. Zohar Koren here – https://www.youtube.com/watch?v=BdVW_b5hsMM

Intellectual Property

On July 31, 2014, the Company filed an exclusive Patent Application with the US Patent & Trademark Office (USPTO), which covers the proprietary technology developed by its team of experts in the field of cannabinoid long acting lipid based formulations. This technology is the basis for the company’s “CANNABICS SR” technology, which is the basis of a standardized and long acting medical cannabis capsules, designed for patients suffering from diverse indications. Simultaneously a Patent Application was filed with the PCT division of the Israeli Patent Office (ILPO) in order to provide International IP protection.

Competitive Factors

The Pharmaceutical industry is highly competitive and we will be competing with many other and better financed companies.

We are an early stage pharmaceutical company, with no current positive cash flow. We compete with other early stage bio-tech and pharmaceutical companies for financing from a limited number of investors that are prepared to make investments in early stage development companies. The presence of competing early stage pharmaceutical companies may impact on our ability to raise additional capital in order to fund our research and development if investors are of the view that investments in competitors are more attractive based on their subjective analysis of our company, the general market conditions and the price of the investment offered to investors.

5

Regulations

Cannabics Pharmaceuticals Inc. is purely a Bio-Technology Pharmaceutical company which licenses use of its Intellectual Property, it does not produce or provide any product in any location. We are duly licensed by the Israeli Health Ministry for our research in Israel. Beyond the Israeli Health Ministry (by whom we are licensed), we are not under the aegis of any Federal or State regulatory scheme. It is assumed that any licensee of our’s would be under certain state or federal regulations, which must be scrupulously adhered to. We therefore can only license our products to licensed and certified governmentally approved manufacturers.

As is well known, US Federal regulations continue to consider Cannabis a schedule 1 drug, meaning that it has no known medicinal properties, and thus illegal under Federal US laws. It is imperative for the reader of this report to recognize that the company itself does not manufacture, distribute, or dispense any controlled substances, Rather it develops proprietary technologies that are then licensed for use by certified and governmentally approved manufacturers. . However, this factor should not be discounted when assessing potential exposure in investing with our company.

Employees

As of August 31, the Company had no employees, though one of our Directors and Secretary were given monthly salaries. We do not presently have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt such plans in the future.

Item 1A. Risk Factors

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our executive offices are located in Bethesda, Maryland and are sufficient for the time being. These offices are let to us by our attorney free of charge. Through G.R.I.N Ultra Ltd., our wholly owned Israeli subsidiary, we are currently leasing a 1600 Sq. ft. Research & Development Laboratory facility and office space in Caesarea, Israel on a yearly basis, with payments made bi-monthly.

Item 3. Legal Proceedings

There are no pending legal proceedings to which the Company is a party or in which any director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or security holder is a party adverse to the Company or has a material interest adverse to the Company.

Item 4. Mine Safety Disclosures

Not applicable.

6

PART II

Item 5. Market For Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Information.

We have one class of securities, Common Voting Equity Shares ("Common Stock"). The holders of our common stock have equal ratable rights to dividends from funds legally available if and when declared by our Board of Directors and are entitled to share pro-rata in all of our available assets for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; there are no preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights.

Our common stock is quoted on the NASDAQ OTC Bulletin Board (“OTCBB”) under the symbol "CNBX". As of December 11th, 2014, the Company’s common stock was held by 53 shareholders of record, which does not include shares that are held in street or nominee name.

The closing share prices presented below represent prices between broker-dealers and do not include retail mark-ups and mark-downs or any commission to the dealer.

QUARTER ENDED	HIGH	LOW
August 31, 2014	$1.18	$0.20
May 31, 2014	$0.26	$0.03
February 28, 2014	$0.10	$0.03
November 30, 2013	$0.10	$0.08
August 31, 2013	$0.15	$0.15

Shareholders

Our shares of common stock are issued in registered form. The registrar and transfer agent for our shares of common stock is ClearTrust LLC, 16540 Pointe Village Dr. Suite 210, Lutz, FL 33558; (813) 235-4490.

On December 11th, 2014, the shareholders' list of our shares of common stock showed 53 registered holders of our shares of common stock and 100,633,333 shares of common stock outstanding. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of shares of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

Dividend Policy

Our board of directors may declare and pay dividends on outstanding shares of common stock out of funds legally available there for in our sole discretion; however, to date no dividends have been declared or paid on common stock.

Indemnification of Directors and Officers

Nevada Corporation Law allows for the indemnification of officers, directors, and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities, including reimbursement for expenses, incurred arising under the 1933 Act. The Bylaws of the Company provide that the Company will indemnify its directors and officers to the fullest extent authorized or permitted by law and such right to indemnification will continue as to a person who has ceased to be a director or officer of the Company and will inure to the benefit of his or her heirs, executors and Consultants; provided, however, that, except for proceedings to enforce rights to indemnification, the Company will not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred will include the right to be paid by the Company the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition.

The Company may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Company similar to those conferred to directors and officers of the Company. The rights to indemnification and to the advancement of expenses are subject to the requirements of the 1940 Act to the extent applicable.

Furthermore, the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another company against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Nevada General Corporation Law.

7

Recent Sales of Unregistered Securities

During the year ended August 31, 2014, the Company issued 40,400,000 shares of its common stock to 11 investors for cash of $102,980, or an average of $0.0025 per share.

During the year ended August 31, 2014, the Company issued 18,239,594 shares of its common stock in connection with the July 24, 2014 Collaboration & Exclusivity Agreement (the “Agreement”) between the Company and Cannabics Inc. Pursuant to the Agreement, the Company also received $150,000 cash from Cannabics Inc.

During the year ended August 31, 2014, the Company issued 250,000 shares of its common stock to 5 consultants for services rendered at a fair value of $62,500, or an average of $0.25 per share.

During the year ended August 31, 2014, the Company issued 40,000,000 shares of its common stock in conversion of a loan of $100,000.

These securities were not registered under the Securities Act of 1933, as amended (the “Securities Act”), but were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

Penny Stock Regulation

Our shares must comply with the Penny Stock Reform Act of 1990, which may potentially decrease our shareholders’ ability to easily transfer their shares. Broker-dealer practices in connection with transactions in "penny stocks" are regulated. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that must comply with the penny stock rules. Since our shares must comply with such penny stock rules, our shareholders will in all likelihood find it more difficult to sell their securities.

Item 6. Selected Financial Data

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR AUDITED FINANCIAL STATEMENTS AND THE RELATED NOTES THAT APPEAR ELSEWHERE IN THIS ANNUAL REPORT. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT OUR PLANS, ESTIMATES AND BELIEFS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS ANNUAL REPORT.

FORWARD-LOOKING STATEMENTS

Certain statements made in this report may constitute “forward-looking statements on our current expectations and projections about future events”. These forward-looking statements involve known or unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases you can identify forward-looking statements by terminology such as “may,” “should,” “potential,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. These statements are based on our current beliefs, expectations, and assumptions and are subject to a number of risks and uncertainties. Although we believe that the expectations reflected-in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date of this report, and we assume no obligation to update these forward- looking statements whether as a result of new information, future events, or otherwise, other than as required by law. In light of these assumptions, risks, and uncertainties, the forward-looking events discussed in this report might not occur and actual results and events may vary significantly from those discussed in the forward-looking statements.

8

Overview

The Company was incorporated in the State of Nevada, on September 15, 2004, as Thrust Energy Corp. On May 5, 2011, the Company changed its name to American Mining Company. Our principal offices are in Bethesda, Maryland. On May 21st, 2014 the Company changed its name to its current Cannabics Pharmaceuticals Inc.

The Company was originally engaged in the exploration, development and production of oil and gas projects within North America, but was unable to operate profitably. In May 2011, the Company suspended its oil and gas operations and changed its business to toll milling and refining and mine development. As of April 2014, the Company has changed its course of business to Biotechnology laboratory research and development. As such, the Company is not actively pursuing mining activities of the properties now leased and is currently in discussions to possibly sell the remaining leases in Newfoundland.

While the company has relationships with several interested entities here in the United States, no definitive Agreements have yet been executed which would enable a cash flow for the company to date, though this is expected within the 1st Quarter of 2015.

Financing

We will require additional financing to implement our business plan, which may include joint venture projects and debt or equity financings. The nature of this enterprise and lack of positive cash flow places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable profits and losses can be demonstrated. Therefore any debt financing of our activities may be costly and result in substantial dilution to our stockholders.

Future financing through equity investments is likely to be dilutive to existing stockholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, and the issuance of warrants or other derivative securities, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and financing, including investment banking fees, legal fees, accounting fees, and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

Our ability to obtain needed financing may be impaired by such factors as the capital markets, both generally and specifically in the bio-pharma industry, and the fact that we have not been profitable to date, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenue from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

There is no assurance that we will be able to obtain financing on terms satisfactory to us, or at all. We do not have any arrangements in place for any future financing. If we are unable to secure additional funding, we may cease or suspend operations. We have no plans, arrangements or contingencies in place in the event that we cease operations.

Results of Operations

Year ended August 31, 2014 compared to the year ended August 31, 2013

Revenues

The Company had no revenue for the years ended August 31, 2014 and 2013.

Operating and Other Expenses

For the year ended August 31, 2014 our total operating expenses were $216,132 compared to $58,111 for the year ended August 31, 2013 resulting in an increase of $158,021. The increase is attributable to increases in general and administrative expenses of $40,335; interest and bank charges of $792; consulting fees of $107,500 (of which $62,500 was stock-based compensation); professional fees of $37,715; transfer agent expense of $4,425; and depreciation of $86; offset by a decrease in legal fees of $32,832.

We incurred foreign exchange losses of $3,009 for the year ended August 31, 2014 compared to foreign exchange gains of $1,710 for the year ended August 31, 2013. During the year ended August 31, 2014, we incurred a loss from discontinued operations of $50,864 compared to $-0- for the year ended August 31, 2013. As a result, net loss was $270,005 for the year ended August 31, 2014 compared to $56,401 for the year ended August 31, 2013.

Liquidity and Capital Resources

Overview

For the years ended August 31, 2014, we funded our operations through sales of common stock and advances from our majority shareholder, while for the year ended August 31, 2013, we funded our operations through loans from a shareholder. Our principal use of funds during the year ended August 31, 2014 has been for operating expenses and the acquisition of a mineral property.

9

Liquidity and Capital Resources during the year ended August 31, 2014 compared to the year ended August 31, 2013

As of August 31, 2014, we had cash of $98,768 and working capital of $38,617. The Company used cash in operations of $195,416 for the year ended August 31, 2014 compared to cash used in operations of $27,245 for the year ended August 31, 2013. The negative cash flow from operating activities for the year ended August 31, 2014 is primarily attributable to the Company's net loss from operations of $270,005, offset by depreciation of $86, stock issued for services of $62,500, and mineral property impairment of $30,000; and increased by changes in operating assets and liabilities of $17,997. Cash used in operations for the year ended August 31, 2013 is primarily attributable to the Company's net loss from operations of $56,401, offset by the net changes in operating assets and liabilities of $29,156.

Cash used in investing activities for the year ended August 31, 2014 was $31,551, consisting of the acquisition of a mineral property of $30,000 and the acquisition of equipment of $1,551. We did not use any cash in investing activities during the year ended August 31, 2013.

During the year ended August 31, 2014, the Company received $102,980 from the sale of common stock and $150,000 in conjunction with an exclusivity and collaboration agreement. During the year ended August 31, 2013, the Company raised $100,000 from a loan from a shareholder.

At August 31, 2014, we had a cash balance of $98,768. We anticipate cash needs of approximately $300,000 to $350,000 to sustain our current level of operations. We will rely on sales of our common stock and advances from our majority shareholder, as need be, to fund our operations. Any such sales of equity or debt securities are not certain and may not occur.

On August 25, 2014, we issued a Private Placement Memorandum for the sale of up to 1,000,000 shares of our common stock at $0.25 per share, or a total of $250,000. As of the date of this report, we have received paid subscriptions for a total of $78,333.

Going Concern

Our independent auditors included an explanatory paragraph in their report on the accompanying consolidated financial statements regarding concerns about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

Our financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/ or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they become due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that we will be able to continue as a going concern. Our financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

There is no assurance that our operations will be profitable. The Company has conducted private placements of its common stock, which have generated funds to satisfy the initial cash requirements of its planned Nevada exploration ventures. Our continued existence and plans for future growth depend on our ability to obtain the additional capital necessary to operate either through the generation of revenue or the issuance of additional debt or equity.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

7A. Quantitative and Qualitative Disclosures About Market Risk.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

10

Item 8. Financial Statements and Supplementary Data.

F-1

To the Board of Directors and Shareholders Cannabics Pharmaceuticals Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Cannabics Pharmaceuticals Inc. as of August 31, 2014 and 2013 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the periods then ended. Cannabics Pharmaceuticals Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cannabics Pharmaceuticals Inc. as of August 31, 2014 and 2013, and the results of its operations and its cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1, the Company has incurred a net loss of $270,005 for the year ended August 31, 2014 and has incurred cumulative losses since inception of $737,751. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 12, Management subsequently discovered that an error had been made in the Company’s financial statements concerning the fair value assigned to the acquisition of certain technology rights from a related party. This resulted in the value of intangible assets being overstated by $4,409,899 and an overstatement of additional paid-in capital of the same amount.

MartinelliMick PLLC

Spokane, Washington

December 15, 2014, except for Note 12 as to which the date is August 17th, 2015.

F-2

CANNABICS PHARMACEUTICALS INC.

Consolidated Balance Sheets

	August 31,
	2014	2013
	(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$98,768	$72,755
Prepaid expenses	13,989	–
Total current assets	112,757	72,755

Equipment, net	1,465	–

Intangible assets	–	–

Total assets	$114,222	$72,755

LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)

Current liabilities:
Accounts payable and accrued liabilities	$25,340	$47,350
Due to a related party	48,800	130,798
Total current liabilities	74,140	178,148

Total liabilities	74,140	178,148

Commitments and contingencies	–	–
Stockholders' equity (deficit):
Common stock, $.0001 par value, 900,000,000 shares authorized,100,250,000 and 1,360,406 shares issued and outstanding at August 31, 2014 and 2013, respectively	10,025	136
Additional paid-in capital	767,808	362,217
Accumulated deficit	(737,751)	(467,746)
Total stockholders' equity (deficit)	40,082	(105,393)
Total liabilities and stockholders' equity (deficit)	$114,222	$72,755

See accompanying notes to consolidated financial statements.

F-3

CANNABICS PHARMACEUTICALS INC.

Consolidated Statements of Operations

	For the Year Ended August 31,
	2014	2013
	(Restated)
Operating expenses:
General and administrative expenses	40,435	100
Interest expenses and bank charges	971	179
Consulting fees	107,500	–
Professional fees	47,215	57,832
Legal fees	15,500	–
Transfer agent	4,425	–
Depreciation	86	–

Total operating expenses	216,132	58,111

Loss from operations	(216,132)	(58,111)

Other income (expense):
Foreign exchange gain/(loss)	(3,009)	1,710
Total other income (expense)	(3,009)	1,710

Loss before income taxes	(219,141)	(56,401)

Provision for income taxes	–	–

Net loss from continuing operations	(219,141)	(56,401)

Net loss from discontinued operations	(50,864)	(0)

Net loss	$(270,005)	$(56,401)

Net loss per share - basic and diluted:

Net loss from continuing operations	$(0.00)	$(0.04)

Net loss from discontinued operations	$(0.00)	$(0.00)

Net loss	$(0.01)	$(0.04)

Weighted average number of shares outstanding - Basic and Diluted	51,632,445	1,360,406

See accompanying notes to consolidated financial statements.

F-4

CANNABICS PHARMACEUTICALS INC.

Consolidated Statements of Cash Flows

	For the Year Ended August 31,
	2014	2013

Cash flows from operating activities:
Net loss	$(270,005)	$(56,401)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation	86	–
Stock issued for services	62,500	–
Mineral property impairment	30,000	–
Changes in operating assets and liabilities:
Prepaid expenses	(13,989)	–
Accounts payable and accrued liabilities	(22,010)	19,442
Due to related party	18,002	9,714
Net cash used in operating activities	(195,416)	(27,245)

Cash flows from investing activities:
Acquisition of mineral property	(30,000)	–
Acquisition of equipment	(1,551)	–
Net cash used in investing activities	(31,551)	–

Cash flows from financing activities:
Proceeds from loans from shareholder	–	100,000
Proceeds received from exclusivity and collaboration agreement	150,000	–
Proceeds from sale of common stock	102,980	–
Net cash provided by financing activities	252,980	100,000

Net increase in cash	26,013	72,755

Cash and cash equivalents at beginning of year	72,755	–

Cash and cash equivalents at end of year	$98,768	$72,755

Supplemental disclosure of cash flow information:

Cash paid for interest	$–	$–

Cash paid for taxes	$–	$–

Supplemental disclosure of non-cash financing activities:
40,000,000 shares of common stock issued in conversion of loan from shareholder
Due to a related party	$(100,000)	$–
Common stock	$4,000	$–
Additional paid in capital	$96,000	$–

See accompanying notes to consolidated financial statements.

F-5

CANNABICS PHARMACEUTICALS INC.

Consolidated Statements of Stockholders' Equity (Deficit)

For the years ended August 31, 2013 and 2014

	Common stock		Additional		Total
			paid in	Accumulated	stockholders'
	Shares	Amount	capital	deficit	equity (deficit)

Balance, August 31, 2012	1,360,406	$136	$362,217	$(411,345)	$(48,992)

Net loss for the year ended August 31, 2013	–	–	–	(56,401)	(56,401)

Balance, August 31, 2013	1,360,406	$136	$362,217	$(467,746)	$(105,393)

Issuance of 40,400,000 shares of common stock for cash	40,400,000	4,040	98,940	–	102,980

Issuance of 40,000,000 shares of common stock in conversion of loan from shareholder	40,000,000	4,000	96,000	–	100,000

Issuance of 250,000 shares of common stock for services	250,000	25	62,475	–	62,500

Issuance of 18,239,594 shares of common stock and value of intangible asset acquired in conjunction with collaboration and exclusivity agreement	18,239,594	1,824	148,176	–	150,000

Net loss for the year ended August 31, 2014	–	–	–	(270,005)	(270,005)

Balance, August 31, 2014 (Restated)	100,250,000	$10,025	$767,808	$(737,751)	$40,082

See accompanying notes to consolidated financial statements.

F-6

CANNABICS PHARMACEUTICALS INC.

Notes to Consolidated Financial Statements August 31, 2014

Note 1 – Nature of Business, Presentation and Going Concern

Organization

Cannabics Pharmaceuticals Inc. (the "Company"), was incorporated in the State of Nevada, on September 15, 2004, under the name of Thrust Energy Corp. The Company was originally engaged in the exploration, exploitation, development and production of oil and gas projects within North America, but was unable to operate profitably.

In May 2011, the Company changed its name to American Mining Corporation, suspending its oil and gas operations and changing its business to toll milling and refining, mineral exploration and mine development.

On April 25, 2014, the Company experienced a change in control. Cannabics, Inc. (“Cannabics”) acquired a majority of the issued and outstanding common stock of the Company in accordance with stock purchase agreements by and between Cannabics and Thomas Mills (“Mills”). On the closing date, April 25, 2014, pursuant to the terms of the Stock Purchase Agreement, Cannabics purchased from Mills 41,000,000 shares of the Company’s outstanding restricted common stock for $198,000, representing 51%.

On May 21, 2014, the Company changed its name, via merger in the state of Nevada, to Cannabics Pharmaceuticals Inc. The Company’s principle offices are in Bethesda, Maryland. As of May 21, 2014, the Company has changed its course of business to laboratory research and development.

On August 25, 2014, the Company organized G.R.I.N. Ultra Ltd. (“GRIN”), an Israeli corporation, as a wholly-owned subsidiary. GRIN will provide research and development activities for the Company’s products in Israel.

Stock Split

On June 3, 2014, the Company’s Board of Directors declared a two-to-one forward stock split of all outstanding shares of common stock. The stock split was approved by FINRA on June 25, 2014. The effect of the stock split increased the number of shares of common stock outstanding from 40,880,203 to 81,760,406. All common share and per common share data in these financial statements and related notes hereto have been retroactively adjusted to account for the effect of the stock split for all periods presented prior to June 3, 2014. The total number of authorized common shares and the par value thereof was not changed by the split.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission (“SEC”).

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred a net loss of $270,005 for the year ended August 31, 2014 and has incurred cumulative losses since inception of $737,751. These conditions raise substantial doubt about the ability of the Company to continue as a going concern.

The Company’s continuation as a going concern is dependent upon its ability to generate revenues, its ability to continue to raise investment capital, and implement its business plan. No assurance can be given that the Company will be successful in these efforts.

F-7

Note 1 – Nature of Business, Presentation and Going Concern (Continued)

Going Concern (Continued)

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern. No assurance can be given that the Company will be successful in these efforts.

Note 2 -- Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the accompanying financial statements include the amortization period for intangible assets, impairment valuation of intangible assets, valuation of share-based payments and the valuation allowance on deferred tax assets.

Principles of Consolidation

The consolidated financial statements include the accounts of Cannabics Pharmaceutical Inc. and its wholly-owned subsidiary, G.R.I.N. Ultra Ltd. All significant inter-company balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At August 31, 2014 and 2013, cash equivalents consisted of bank accounts held at financial institutions.

Concentration of Credit Risk

The Company places its cash and cash equivalents with high credit quality financial institutions. There is Federal Deposit Insurance on the Company’s accounts.

Equipment, net

Equipment at August 31, 2014 consists of computer equipment and is recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed by the straight- line method (after taking into account their respective estimated residual values) over the assets estimated useful lives of 3 years. Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the consolidated statements of operations.

Depreciation expense was $86 for the year ended August 31, 2014.

F-8

Note 2 -- Summary of Significant Accounting Policies (Continued)

Impairment or Disposal of Long-Lived Assets

The Company accounts for the impairment or disposal of long-lived assets according to the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 360 “Property, Plant and Equipment”. ASC 360 clarifies the accounting for the impairment of long- lived assets and for long-lived assets to be disposed of, including the disposal of business segments and major lines of business. Long-lived assets are reviewed when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, impaired assets are written down to estimated fair value based on the best information available. Estimated fair value is generally based on either appraised value or measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

Goodwill and Intangible Assets

Under FASB ASC Topic 350 “Intangibles-Goodwill and Other”, goodwill and indefinite life intangible assets are not amortized to expense, but rather that it is assessed or tested for impairment at least annually. Impairment write-downs are charged to results of operations in the period in which the impairment is determined. The Company did not identify any impairment on its outstanding intangible assets from its most recent testing, which was performed as of August 31, 2014. If certain events occur which might indicate such intangible assets have been impaired, the intangible assets are tested for impairment when such events occur. Other acquired intangible assets with finite lives, such as customer lists, are required to be amortized over the estimated lives. These intangibles are generally amortized using the straight-line method over estimated useful lives of five years. The Company has no finite life intangible assets, nor any value ascribed to intangible assets as of August 31, 2014.

The Company tests the carrying value of goodwill and indefinite life intangible assets for impairment at least once a year and more frequently if an event or circumstance indicates the asset may be impaired. An impairment loss is recognized if the amount of the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less selling expenses or its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash generating units).

Fair Value of Financial Instruments

The following provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which fair value is observable:

Level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2014 and 2013. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

The Company applied ASC 820 for all non-financial assets and liabilities measured at fair value on a non-recurring basis. The adoption of ASC 820 for non-financial assets and liabilities did not have a significant impact on the Company’s financial statements.

F-9

Note 2 -- Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments (Continued)

As of August 31, 2014 and 2013 the fair values of the Company’s financial instruments approximate their historical carrying amount.

Stock Based Compensation

The Company accounts for Stock-Based Compensation under ASC 718 “Compensation – Stock Compensation”, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. ASC 718-10 requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized.

The Company accounts for stock-based compensation awards to non-employees in accordance with ASC 505-50, Equity-Based Payments to Non-Employees. Under ASC 505-50, the Company determines the fair value of the warrants or stock-based compensation awards granted as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Any stock options or warrants issued to non-employees are recorded in expense and additional paid-in capital in shareholders' deficit over the applicable service periods using variable accounting through the vesting dates based on the fair value of the options or warrants at the end of each period.

The Company issues stock to consultants for various services. The costs for these transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The value of the common stock is measured at the earlier of (i) the date at which a firm commitment for performance by the counterparty to earn the equity instruments is reached or (ii) the date at which the counterparty's performance is complete. The Company recognized consulting expense and a corresponding increase to additional paid-in-capital related to stock issued for services.

Mineral Property Payments and Exploration Costs

Mineral property acquisition costs are initially capitalized as tangible assets when purchased. The Company assesses the carrying costs for impairment when indicators of impairment exist. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs will be amortized using the units-of-production method over the estimated life of the proven and probable reserve. Mineral property exploration and development costs are expensed as incurred until the establishment of economically viable reserves.

Income Taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

The FASB has issued ASC 740 “Income Taxes”. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position.

F-10

Note 2 -- Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

As a result of the implementation of this standard, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by ASC 740 and concluded that the tax position of the Company has not met the more-likely-than-not threshold as of August 31, 2014.

The Company has not filed the current year tax return and may be subject to failure to file penalties. The Company estimates that the amount of penalties, if any, will not have a material effect on the results of operations, cash flows or financial position. No provisions have been made in the financial statements for such penalties, if any.

The Company is working with its accountants to prepare and file the overdue federal tax return for 2014, which is anticipated to be completed and filed by the end of fiscal 2015.

Comprehensive Income

The Company adopted ASC 220, Comprehensive Income which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. The Company has no elements of “other comprehensive income” for the years ended August 31, 2014 and 2013.

Basic and Diluted Loss Per Share

The Company computes income (loss) per share in accordance with ASC 260, "Earnings per Share", which requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the statement of operations. Basic EPS is computed by dividing income (loss) available to common shareholders by the weighted average number of shares outstanding during the period. Diluted EPS gives effect to all dilutive potential shares of common stock outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. As of August 31, 2014 and 2013, there were no potentially dilutive shares outstanding.

Exploration Stage Company

Since inception, the Company became an “exploration stage company” as defined in the SEC Industry Guide 7, and was subject to compliance with ASC Topic 915 “Development Stage Entities”. On June 10, 2014 the FASB issued authoritative guidance which eliminates the concept of a development stage entity. The incremental reporting requirements for presenting the development stage operations and cash flows since inception will no longer apply to development stage entities. The amendments of Topic 915 are to be applied retrospectively and are effective for fiscal years beginning after December 15, 2014. The Company has elected early adoption of this guidance effective with the filing of this annual report.

Segment Information

In accordance with the provisions of ASC 280-10, “Disclosures about Segments of an Enterprise and Related Information”, the Company is required to report financial and descriptive information about its reportable operating segments. The Company does not consider itself to have any operating segments as of August 31, 2014 and 2013.

F-11

Note 2 -- Summary of Significant Accounting Policies (Continued)

Reclassification

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation. These reclassifications had no effect on reported losses, total assets, or stockholders’ equity as previously reported.

Note 3 – Recent Accounting Pronouncements

In June 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-10 (“ASU 2014-10”), Development Stage Entities (Topic 915), Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation. The objective of the amendments in this Update is to improve financial reporting by reducing the cost and complexity associated with incremental reporting requirements for development stage entities. The amendments in this Update also eliminate an exception provided to development stage entities in Topic 810, Consolidation, for determining whether an entity is a variable interest entity on the basis of the amount of investment equity at risk. The amendments related to the elimination of inception-to-date information and the other remaining disclosure requirements of Topic 915 should be applied retrospectively except for the clarification to Topic 275, which shall be applied prospectively. These amendments are effective for annual reporting periods beginning after December 15, 2014, and interim periods therein.

The amendment eliminating the exception to the sufficiency-of-equity-at-risk criterion for development stage entities in paragraph 810-10-15-16 should be applied retrospectively for annual reporting periods beginning after December 15, 2015 and interim periods therein. Early application of each of the amendments is permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued. The Company has adopted ASU 2014-10 in the fourth quarter of 2014 and does not expect this adoption to have a material impact on its consolidated financial condition, results of operations or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The objective of the amendments in this Update is to provide guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is evaluating the impact of ASU 2014-15 on its consolidated financial condition, results of operations and cash flows.

Note 4 – Discontinued Operations

On April 25, 2014, the Company experienced a change in control. As of May 21, 2014, the Company has changed its course of business from toll milling and refining, mineral exploration and mine development to laboratory research and development. As such, all operations relating to toll milling and refining, mineral exploration and mine development were discontinued. Expenses incurred in conjunction with the discontinued operation were $50,864 for the year ended August 31, 2014, consisting of $30,000 of mineral property licenses, $20,000 of consulting expenses for the acquisition of mineral properties, and $864 of claim staking expenses. No expenses were incurred during the year ended August 31, 2013 in conjunction with the discontinued operations.

Note 5 – Intangible Assets

On July 24, 2014, the Company executed a Collaboration & Exclusivity Agreement with Cannabics, Inc. (“Cannabics”), a Delaware corporation and largest shareholder of the Company. Per the terms of the Agreement, the Company has issued 18,239,594 shares of its common stock to acquire the entire institutional knowledge of Cannabics, Inc., which primarily consists of the human Brain Trust in its team of experts, the cumulative result of their years of scientific knowledge in the fields of Molecular Biology, Cancer and Pharmacology research.

F-12

Note 5 – Intangible Assets (Continued)

Cannabics has executed an Exclusivity clause whereby from that day forth they shall carry on their research and development as part of, and for the exclusive benefit of the Company. Additionally Cannabics tendered $150,000 to the Company specifically earmarked as working funds towards prospective short-term projects of the Company.

The Company has determined that fair value measurement is not allowable where there are entities under common control and cost should be used based on the carrying book value of the seller’s intangible. So that the only value ascribed to this transaction is the cash received for the transfer of the additional shares to the controlling parent company. See Note 12.

Note 6 – Mineral Properties

On December 2, 2013, the Company acquired a 100% interest in two non-contiguous mineral exploration licenses made up of 16 claims located along southeastern Labrador, Canada (the “Eagle Ridge Property”). Our claims are located approximately 49 kilometers southwest of the community of Cartwright in Labrador, Canada and have a total area of 400 hectares (988 acres). The mineral licenses underlying the Eagle River Property are registered with the Government of Newfoundland and Labrador and are presently in good standing. The claims were staked on our behalf by our controlling shareholder and then transferred to us. The cost of staking the claims was $960 CAD ($864 USD).

On April 4, 2014, the Company acquired a 100% interest in 21 contiguous mineral claims consisting of 1,281 acres located approximately 100 km northeast of Deer Lake, Newfoundland (the “Jackson Arm Property”). The mineral licenses underlying the Jackson Arm Property are registered with the Government of Newfoundland and Labrador and are presently in good standing. The property was acquired from Terracan Resources Ltd. for $32,750 ($30,000 USD). As there are no proven or probable reserves established for these claims, the entire $30,000 purchase price was impaired and charged to operations during the year ended August 31, 2014.

Under Newfoundland law, our mineral licenses may be held for one year after the date of Issuance Date, and thereafter from year to year if, on or before the anniversary date, we perform assessment work on the underlying claims having a minimum value of not less than C$200 per claim in the first year, C$250 per claim in the second year, and C$300 per claim in the third year. If we are unable to complete the assessment work required to be done in any twelve month period, we can maintain our claims in good standing by posting a cash security deposit for the amount of the deficiency. When the deficient work is completed and accepted the security deposit will be refunded. Otherwise, the security deposit will be forfeited. If we do not comply with these maintenance requirements, then we will forfeit our claims at the end of the anniversary date for each respective claim. All of our claims are presently in good standing, which means that they are free and clear of all work and/or monetary holding requirements.

As of May, 2014, the Company has changed its course of business to laboratory research and development. As such, the Company is not actively pursuing mining activities of the properties and is entertaining their possible sale.

Note 7 – Related Party Transactions

On June 24, 2013, the Company accepted a subscription for 40,000,000 shares of its common stock at a purchase price of $0.0025 per share for total cash consideration of $100,000 from Ophion Management Ltd. (“Ophion”), a Canadian corporation controlled by Thomas Mills, who was at the time the controlling shareholder of the Company. On June 28, 2013, the subscription was rescinded by mutual consent and a promissory note for the principal amount of $100,000 (the “Promissory Note”) was issued by the Company to Ophion. The Promissory Note was due on demand and accrued simple interest at the rate of 20% per year from June 20, 2013. The Promissory Note was assigned to Mr. Mills on October 7, 2013.

F-13

Note 7 – Related Party Transactions (Continued)

On October 24, 2013, the Company entered into a debt restructuring agreement with Mr. Mills, whereby he agreed to surrender the Promissory Note for cancellation. In exchange for the Promissory Note, the Company agreed to issue a convertible promissory note with a fixed maturity date of December 31, 2013 (the “Convertible Note”). The Convertible Note, accrued simple interest at the rate of 20% per annum from June 20, 2013, and was convertible at any time by the holder of the Convertible Note into shares of the Company’s common stock at the rate of one share for each $0.0025 of indebtedness secured by the Convertible Note. On October 28, 2013, the Promissory Note was cancelled and the Convertible Note was issued.

On November 20, 2013, the Convertible Note was rescinded by agreement and a subscription by Mr. Mills for 40,000,000 shares of the Company’s common stock at $0.0025 per share was accepted by the Company.

As of August 31, 2013, Mr. Mills had advanced $30,798 to the Company. During the year ended August 31, 2014, Mr. Mills advanced an additional $9,202 and was repaid $40,000, resulting in a balance of $-0- at August 31, 2014.

On December 2, 2013, the Company acquired a two mineral exploration licenses from our controlling shareholder, who staked them on our behalf at a cost of $960 CAD ($864 USD).

During the year ended August 31, 2014, the Company paid a total of $15,000 of consulting fees to one of its directors.

During the year ended August 31, 2014, Cannabics advanced $48,800 to the Company for working capital purposes resulting in a balance outstanding at August 31, 2014 of $48,800. The advance is due on demand and bears no interest.

Note 8 - Commitments and Contingencies

Operating Leases

The Company executed a two-year lease beginning on December 1, 2014 for office and lab space for approximately $2,600 per month.

Note 9 – Stockholders’ Equity (Deficit)

Authorized Shares

The Company is authorized to issue up to 900,000,000 shares of common stock, par value $0.0001 per share. Each outstanding share of common stock entitles the holder to one vote per share on all matters submitted to a stockholder vote. All shares of common stock are non-assessable and non-cumulative, with no pre-emptive rights.

Common Stock

On June 3, 2014, the Company's Board of Directors declared a two-to-one forward stock split of all outstanding shares of common stock. The effect of the stock split increased the number of shares of common stock outstanding from 40,880,203 to 81,760,406. All common share and per common share data in these financial statements and related notes hereto have been retroactively adjusted to account for the effect of the stock split for all periods presented prior to June 3, 2014. The total number of authorized common shares and the par value thereof was not changed by the split.

During the year ended August 31, 2014, the Company issued 40,400,000 shares of its common stock to 11 investors for cash of $102,980, or an average of $0.0025 per share.

During the year ended August 31, 2014, the Company issued 18,239,594 shares of its common stock to Cannabics Inc. in connection with the July 24, 2014 Collaboration & Exclusivity Agreement (the “Agreement”) between the Company and Cannabics Inc. Pursuant to the agreement, the Company received $150,000 cash from Cannabics Inc.

During the year ended August 31, 2014, the Company issued 250,000 shares of its common stock to 5 consultants for services rendered at a fair value of $62,500, or an average of $0.25 per share.

During the year ended August 31, 2014, the Company issued 40,000,000 shares of its common stock in conversion of a loan from Thomas Mills of $100,000 (See Note 7 – Related Party transactions).

F-14

Note 10 – Income Taxes

No provision for income tax was made for the period from September 15, 2004 (Inception) to August 31, 2014 as the Company had cumulative operating losses. For the years ended August 31, 2014 and 2013, the Company incurred net losses for tax purposes of approximately $270,000 and $56,400, respectively.

The income tax expense (benefit) differs from the amount computed by applying the United States Statutory corporate income tax rate as follows:

	For the Year Ended August 31,
	2014	2013
United States statutory corporate income tax rate	34.0%	34.0%
Change in valuation allowance on deferred tax assets	-34.0%	-34.0%

Provision for income tax	- %	- %

Deferred income taxes reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The components of the net deferred income tax assets are approximately as follows:

Deferred income tax assets:

	August 31,
	2014	2013
Net operating loss carry forwards	$250,840	$163,700
Valuation allowance	(250,840)	(163,700)
Net deferred income tax assets	$–	$–

The amount taken into income as deferred income tax assets must reflect that portion of the income tax loss carry forwards that is more likely than not to be realized from future operations. The Company has established a full valuation allowance on its net deferred tax assets because of a lack of sufficient positive evidence to support its realization. The valuation allowance increased by $87,140 and $19,700 for the years ended August 31, 2014 and 2013, respectively.

No provision for income taxes has been provided in these financial statements due to the net loss for the years ended August 31, 2014 and 2013. At August 31, 2014, the Company has net operating loss carry forwards of approximately $738,000, which expire commencing 2024. The potential tax benefit of these losses may be limited due to certain change in ownership provisions under Section 382 of the Internal Revenue Code (“IRS”) and similar state provisions.

IRS Section 382 places limitations (the “Section 382 Limitation”) on the amount of taxable income which can be offset by net operating loss carry forwards after a change in control (generally greater than 50% change in ownership) of a loss corporation. Generally, after a change in control, a loss corporation cannot deduct operating loss carry forwards in excess of the Section 382 Limitation. Due to these “change in ownership” provisions, utilization of the net operating loss and tax credit carry forwards may be subject to an annual limitation regarding their utilization against taxable income in future periods. The Company has not concluded its analysis of Section 382 through August 31, 2014, but believes the provisions will not limit the availability of losses to offset future income.

F-15

Note 10 – Income Taxes (Continued)

The Company is subject to income taxes in the U.S. federal jurisdiction and is subject to examination for a period of three years for current filings and indefinitely for any delinquent filings. The tax regulations within each jurisdiction are subject to interpretation of related tax laws and regulations and require significant judgment to apply. The Company has not filed the 2014 federal tax return and may be subject to failure to file penalties. The Company estimates that the amount of penalties, if any, will not have a material effect on the results of operations, cash flows or financial position. No provisions have been made in the financial statements for such penalties, if any.

The Company is working with its accountants to prepare and file the overdue federal tax return 2014, which is anticipated to be completed and filed by the end of fiscal 2015.

Note 11 – Subsequent Events

On September 15, 2014, the Company issued 300,000 shares of its common stock to an investor for $75,000 pursuant to an August 2014 Private Placement Memorandum.

On September 15, 2014, the Company issued 50,000 shares of its common stock to a consultant for services rendered at a fair value of $12,500.

On November 4th, 2014, the Company executed an IP Licensing and Collaboration Agreement with Kalapa Holdings (Spain) for the production and distribution of the Company’s CANNABICS SR medical capsules. The IP Licensing Agreement allows for the Company’s advanced cannabinoid administration technology to be manufactured and distributed in Spain, exclusively through Kalapa Holdings and its subsidiaries in strict compliance with Spanish law and regulations to certified patients.

On November 5, 2014, the Company issued 13,333 shares of its common stock to an investor for $3,333 pursuant to an August 2014 Private Placement Memorandum.

On November 5, 2014, the Company issued 20,000 shares of its common stock to a consultant for services rendered at a fair value of $5,000.

On December 11th, 2014, the Company executed a Letter of Engagement with Mountain High LLC, a Colorado based company towards a contemplated IP Licensing Agreement. Said Letter contemplates several months of cooperation and joint engagement, which if deemed mutually satisfactory, shall lead to a Definitive IP Licensing Agreement for the Company’s CANNABICS SR medical technology to be exclusively manufactured by Mountain High LLC within the state of Colorado.

The Company has evaluated subsequent events through the date the financial statements were issued and filed with the Securities and Exchange Commission. The Company has determined that there are no other such events that warrant disclosure or recognition in the financial statements.

Note 12 – Correction of an Error--Technology Rights

On July 24, 2014, the Company executed a Collaboration & Exclusivity Agreement with Cannabics, Inc. (“Cannabics”), a Delaware corporation and largest shareholder of the Company. Per the terms of the Agreement, the Company has issued 18,239,594 shares of its common stock to acquire the entire institutional knowledge of Cannabics, Inc., which primarily consists of the human Brain Trust in its team of experts, the cumulative result of their years of scientific knowledge in the fields of Molecular Biology, Cancer and Pharmacology research.

F-16

Note 12 – Correction of an Error--Technology Rights (Continued)

Cannabics has executed an Exclusivity clause whereby from that day forth they shall carry on their research and development as part of, and for the exclusive benefit of the Company. Additionally Cannabics tendered $150,000 to the Company specifically earmarked as working funds towards prospective short-term projects of the Company. This transaction was originally valued based upon the stock received by the parent company and the Company recognized $4,409,899 in the value ascribed to the intangible intellectual property rights being transferred.

Management later discovered that that the fair value methodology used in the transaction was specifically inappropriate for companies under common control in accordance with ASC 815-10 and that no additional value other than any carry over basis in the intangibles could be attributed to the stock.. So that the only value ascribed to this transaction is the cash received for the transfer of the additional shares to the controlling parent company. The financial statements have been corrected for this error with intangible assets and additional paid-in capital each being reduced by $4,409,899 for the year ended August 31, 2014. There was no effect upon net income, losses per share or accumulated deficit from this correction.

F-17

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9a. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

In connection with the preparation of this Annual Report, an evaluation was carried out by Cannabics Pharmaceuticals Inc.’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer (who are one and the same person), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of August 31, 2014. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

Based on that evaluation, the Company’s management concluded, as of the end of the period covered by this report, that the Company’s disclosure controls and procedures were not effective.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of August 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, management identified material weaknesses in internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are described below.

Procedures for Control Evaluation. Management has not established with appropriate rigor the procedures for evaluating internal controls over financial reporting. Due to limited resources and lack of segregation of duties, documentation of the limited control structure has not been accomplished.

Lack of Audit Committee. To date, the Company has not established an Audit Committee. It is management’s view that such a committee, including a financial expert, is an utmost important entity level control over the financial reporting process.

Insufficient Documentation of Review Procedures We employ policies and procedures for reconciliation of the financial statements and note disclosures, however, these processes are not appropriately documented. The Company has only one individual responsible for the preparation of the financial records.

Insufficient Information Technology Procedures. Management has not established methodical and consistent data back-up procedures to ensure loss of data will not occur.

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As a result of the material weaknesses in internal control over financial reporting described above, the Company’s management has concluded that, as of August 31, 2014, the Company’s internal control over financial reporting was not effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. We were not required to have, nor have we, engaged our independent registered public accounting firm to perform an audit of internal control over financial reporting pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

Changes in Internal Control Over Financial Reporting

As of the end of the period covered by this report, there have been no changes in internal control over financial reporting (as defined in Rule 13a- 15(f) of the Exchange Act) during the year ended August 31, 2014, that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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PART III

Item 10. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(A) of the Exchange Act

The following individuals serves as Directors and Executive Officers of the Company as of the date of this Annual Report. Directors of the Company hold office until the next annual meeting of our shareholders or until their successors have been elected and qualified. Executive officers of the Company are appointed by our board of directors and hold office until their death, resignation or removal from office.

Name	Position	Age	Held Position Since
Dr. Zohar Koren	Director, CEO	41	April 29, 2014
Dr. Eyal Ballan	Director, CTO	41	April 29, 2014
Itamar Borochov	Director, CMO	56	April 29, 2014

Dr. Zohar Koren, 41, is a co-founder of Cannabics Inc., founded in 2012, and is its CEO. Dr. Koren served as Director of Business Development in Aposense, a publicly traded pharmaceutical development company. Prior to that he was Business Development Manager at Harel-Hertz, where he led the Life Sciences Department of Business Development in Japan. Dr. Koren has also provided strategic consulting services for several leading Israeli venture capital firms specific to the pharmaceutical and medical device arena. Dr. Koren holds a Ph.D. in Computational Biology and a M.Sc. in evolutionary and environmental sciences - both Magna Cum Laude - from the University of Haifa, and a B.Sc. in Mathematics, Physics and Biology from the Hebrew University in Jerusalem and is a member of the American Neurological Association.

Dr. Eyal Ballan, 41, is a co-founder of Cannabics Inc. and is its CTO. Dr. Ballan holds a Ph.D. in Neurophysiology, EEG, Brain Wave Analysis and Cortical Connectivity. After obtaining his Ph.D. he was an entrepreneur in the field of Biofeedback Studies and developed a Resonating Neuro-Feedback system. Dr. Ballan holds a M.Sc. from Tel-Aviv University - Magna Cum Laude - in anticancer drug development. Dr. Ballan was part of the renowned research team which developed Salirasib (Treatment for Non-Small Cell Lung Cancer). He is an expert in molecular biology, cell cultures and genomics with a focus towards identification of anticancer compounds and delivery systems to tumors and a member of the American Neurology Association.

Itamar Borochov, 56, is a co-founder of Cannabics Inc. and is its Chief Marketing Officer. Mr. Borochov is a known environmentalist with experience as an entrepreneur in the fields of organic agricultural and medical botanicals and brings vast expertise in the areas of market intelligence and organizational branding.

All directors serve for terms of one year each, and are subject to re-election at Annual Meeting of Shareholders, unless they earlier resign.

There are no material proceedings to which any of our directors, officers or affiliates, any owner of record or beneficially of more than five percent of any class of our voting securities, or any associate of any such director, officer, affiliate, or security holder is a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

We have attempted and will continue to attempt to insure that any transactions between we and our officers, directors, principal shareholders, or other affiliates have been and will be on terms no less favorable to us than could be obtained from unaffiliated third parties on an arm’s length basis.

Involvement in Certain Legal Proceedings

Except as noted herein or below, during the last ten (10) years none of our directors or officers have:

(1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) been found by a court of competent jurisdiction in a civil action, the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

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Compliance with Section 16(a) of the Exchange Act

Under the Securities Laws of the United States, the Company’s directors, our executive (and certain other) officers, and any persons holding more than ten percent of the Company's common stock are required to report their ownership of the Company’s common stock and any changes in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and the Company is required to report in this report any failure to file by these dates.

All of these filing requirements were satisfied by the Company’s officers, directors, and ten-percent holders.

In making these statements, we have relied on the written representation of our Directors and Officers or copies of the reports that they have filed with the Commission.

Committees of the Board

All proceedings of the board of directors for the fiscal year ended August 31, 2014 were conducted by resolutions consented to in writing by our board of directors and filed with the minutes of the proceedings of our board of directors. Our company currently does not have nominating, compensation or audit committees or committees performing similar functions nor does our company have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by the board of directors.

The Company does not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. The Company’s board of directors believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. The Company does not currently have any specific or minimum criteria for the election of nominees to the board of directors and we do not have any specific process or procedure for evaluating such nominees. The board of directors will assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with the Company’s board of directors may do so by directing a written request addressed to any of our Directors at the address appearing on the first page of this registration statement.

Audit Committee Financial Expert

We do not have a standing audit committee. Our directors perform the functions usually designated to an audit committee. Our board of directors has determined that we do not have a board member that qualifies as an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K, nor do we have a board member that qualifies as "independent" as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the NASD Rules.

We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. Our board of directors does not believe that it is necessary to have an audit committee because management believes that the functions of an audit committees can be adequately performed by the board of directors. In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the stage of our development and the fact that we have not generated positive cash flow to date.

As we generate revenue in the future, we intend to form a standing audit committee and identify and appoint a financial expert to serve on our audit committee.

Code of Ethics

The Company has adopted a Code of Ethics for Senior Financial Officers that is applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Indemnification

Under our Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

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Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Nevada law, we have been advised that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

Item 11. Executive Compensation

To date we have no employees. We have begun to pay monthly salaries to one of our Directors and Counsel as of August, 2014. For the current year ending August 31, 2014, only one Director received a monthly payment of $5,000 for FY 2014. We have no employment agreements with any of our officers. We do not contemplate entering into any employment agreements until such time as we have positive and stable cash flows.

There are no stock option plans, retirement, pension, or profit sharing plans for the benefit of our officers or directors. We do not have any long- term incentive plans that provide compensation intended to serve as incentive for performance.

Summary Compensation Table

	FY	Salary($)	Bonus($)	Stock awards($)	Option awards($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings($)	All other compensation($)	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Eyal Ballan	‘14	5,000	0	0	0	0	0	0	5,000

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Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters

The following table sets forth, as of November 21, 2014, information concerning ownership of our securities by (i) each director, (ii) each executive officer, (iii) all directors and executive officers as a group; and (iv) each person known to us to be the beneficial owner of more than five percent of each class:

The number and percentage of shares beneficially owned includes any shares as to which the named person has sole or shared voting power or investment power and any shares that the named person has the right to acquire within 60 days.

Beneficial Ownership

Name of Beneficial Owner	Common Shares	Percentage of class
Cannabics Inc. *	88,289,594	88.3%
All directors and executive officers, as a group	0	0

Our 3 Directors Dr. Zohar Koren, Dr. Eyal Ballan, and Itamar Borochov are also Directors of Cannabics, Inc. The mailing address for all directors, executive officers and beneficial owners of more than 5% of our common stock is #3 Bethesda Metro Center, Suite 700, Bethesda, Maryland, 20814.

*The Directors of the Company hold positions in Cannabics, Inc., the majority holder. The relative positions of Cannabics, Inc. are listed below:

Shareholder	Common Stock	% Issued
Zohar Koren	235	22.82%
Eyal Ballan	235	22.82%
Shay Avraham Sarid	235	22.82%
Itamar Borochov	235	22.82%
Seach Sarid Ltd.	40	3.88%
Ariel Kirtchuk	25	2.43%
Eyal Bar-ad	25	2.43%
Total	1,030	100.00%

Unless otherwise noted, we believe that all persons or entities named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. For purposes hereof, a person is considered to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof.

Item 13. Certain Relationships and Related Transactions, and Director Independence

On June 24, 2013, the Company sold 40,000,000 shares of its common stock for $100,000 through a private placement to Ophion Management Ltd., a Canadian corporation controlled by Thomas Mills, who is also the controlling shareholder of the Company. On June 28, 2013, the private placement was rescinded by agreement and a promissory note for the principal amount of $100,000 (the “Promissory Note”) was issued by the Company to Ophion Management Ltd. The Promissory Note was due on demand and accrued simple interest at the rate of 20% per year from June 20, 2013. The Promissory Note was assigned to Mr. Mills on October 7, 2014.

On October 24, 2013, the Company entered into a debt restructuring agreement with Mr. Mills, whereby he agreed to surrender the Promissory Note for cancellation. In exchange for the Promissory Note, the Company agreed to issue a convertible promissory note with a fixed maturity date of December 31, 2018 (the “Convertible Note”). The Convertible Note, accrues simple interest at the rate of 20% per annum from June 20, 2013, and is convertible at any time by the holder of the Convertible Note into shares of the Company’s common stock at the rate of one share for each $0.005 of indebtedness secured by the convertible note.

On October 28, 2013, the Promissory Note was cancelled and the Convertible Note was issued.

On November 20, 2013, the Convertible Note was rescinded by mutual agreement and the Company accepted a subscription from Mr. Mills for 40,000,000 shares of its common stock at a price of $0.0025 per share in full consideration of the $100,000 he advanced to the Company on June 20, 2013.

No other material related party transactions between the Company and its officers, directors or control persons occurred during the fiscal years ended August 31, 2014 and 2013.

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Item 14. Principal Accounting Fees and Services Audit Fees

The aggregate fees billed by MartinelliMick PLLC for professional services rendered for the audit of our annual financial statements included in this Annual Report on Form 10-K for the fiscal year ended August 31, 2014 were $5,000.

The aggregate fees billed by MartinelliMick PLLC for professional services rendered for the audit of our annual financial statements included in this Annual Report on Form 10-K for the fiscal year ended August 31, 2013 were $5,000.

Audit Related Fees

For the fiscal years ended August 31, 2014 and 2013, the aggregate fees billed for assurance and related services by MartinelliMick PLLC relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $5,340 and $4,500-, respectively.

Tax Fees

For the fiscal years ended August 31, 2014 and 2013, the Company paid no fees for tax compliance.

All Other Fees

For the fiscal years ended August 31, 2014 and 2013, the Company did not pay any other fees.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before MartinelliMick PLLC is engaged by us or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be:

•	approved by our audit committee; or
•	entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee's responsibilities to management.

We do not have an audit committee. Our Board of Directors pre-approves all services provided by our independent auditors. All of the above services and fees were reviewed and approved by our Board of Directors either before the respective services were rendered.

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PART IV

Item 15. Exhibits

Exhibit 3.1	Amended Articles of Incorporation, Cannabics Pharmaceuticals Inc., incorporated by reference from Form 8-K filed June 20th, 2014 *

Exhibit 3.2	Bylaws of Cannabics Pharmaceuticals *

Exhibit 3.3	Subsidiary – G.R.I.N. Ultra Ltd – Board Resolution Authorizing Creation. *

Exhibit 3.4	Subsidiary – G.R.I.N. Ultra Ltd – Official Companies Listing (Israel) *

Exhibit 3.5	Material Contract – Collaboration & Exclusivity Agreement with Cannabics, Inc., incorporated by reference from Form 8-K filed July 25th, 2014

Exhibit 31.1	Certification by the Principal Executive Officer of Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rule 13a-14(a) or Rule 15d-14(a)). *

Exhibit 31.2	Certification by the Principal Financial Officer of Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rule 13a-14(a) or Rule 15d-14(a)). *

Exhibit 32.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

Exhibit 32.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

101.INS	XBRL Instance Document **

101.SCH	XBRL Taxonomy Extension Schema Document **

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document **

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document **

101.LAB	XBRL Taxonomy Extension Label Linkbase Document **

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document **

*	Filed herewith.

**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANNABICS PHARMACEUTICALS INC.

Date: August 20, 2015	By:/s/ Itamar Borochov
Itamar Borochov, Director
Chief Executive Officer

By:/s/ Dr. Eyal Ballan
Dr. Eyal Ballan, Director, Chief Technical Officer

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Exhibit 3.2

BYLAWS of CANNABICS PHARMACEUTICALS INC.

(A Nevada Corporation)

ARTICLE

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Nevada shall be 5348 Vegas Drive, Las Vegas, Nevada 89108.

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at #3 Bethesda Metro Center, Suite 700, Bethesda, Maryland and such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, “Corporate Seal-Nevada.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place Of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Nevada, as may be determined from time to time. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Nevada General Corporation Law (NRS 78.310 et seq.)

Section 5. Annual Meetings.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

(b) Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders pursuant to the Board of Directors; or by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Section 5.

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At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of Section 5(a) of these Bylaws, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the Nevada Statutes, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this Section 5(b)), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation’s voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 5. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business at least 30 days prior to the annual meeting. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and Rule 14a-11 thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner, (ii) the class and number of shares of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent, a “Solicitation Notice”).

(c) Notwithstanding anything in the second sentence of Section 5(b) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least 30 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 5 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

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(d) Only such persons who are nominated in accordance with the procedures set forth in this Section 5 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 5. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section 5, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press, PR Newswire or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption). (NRS 78.325).

(b) Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the corporation’s notice of meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the corporation who is a stockholder of record at the time of giving notice provided for in these Bylaws who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 6(c). In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation’s notice of meeting, if the stockholder’s notice required by Section 5(b) of these Bylaws shall be delivered to the Secretary at the principal executive offices of the corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder’s notice as described above.

Section 7. Notice Of Meetings. Except as otherwise provided by law or the Certificate of Incorporation, or these Bylaws, notice, given in writing or by electronic transmission, of a normal yearly meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour and purpose or purposes of the meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present and vote (NRS 78.370(2). Though meetings other than the yearly meeting may be scheduled without notice upon the consent of the majority of the Directors or the majority of the shareholders.

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Section 8. Quorum. At all meetings of stockholders, the presence of a majority of the stockholding voting power at a meeting constitutes a quorum for the transaction of business. (NRS 78.320(1). In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute or by applicable stock exchange or Nasdaq rules, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the majority of shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. Adjournment And Notice Of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the Board of Directors then in place, by remote communication, if applicable, or represented by proxy at the meeting. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. NRS 78.370(7)

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in NRS 78.350(1) shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Nevada law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners Of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Nevada Court of Chancery for relief as provided in the Nevada law. If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

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Section 12. List Of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action Without Meeting.

(a) No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws. NRS 78.320(3).

Section 14. Organization.

At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by a Director shall act as secretary of the meeting.

The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number And Term Of Office. The authorized number of directors of the corporation shall be at a minimum one. Directors need not be stockholders. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 16. Powers. The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation. (NRS 78.330 et seq.)

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Section 17. Classes of Directors. There shall be, until and unless the Board of Directors chooses otherwise, only one class of Directors, not connected to any class of Stock derived from the company. Notwithstanding the foregoing provisions of this section, each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation or removal.

Section 18. Vacancies. Unless otherwise provided in the Certificate of Incorporation and subject to the rights of the holders of Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by a newly elected Director. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Section 18 in the case of the death, removal or resignation of any director.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Meetings.

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Nevada which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for regular meetings of the Board of Directors. NRS 78.330 et seq.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Nevada whenever called by the Chairman of the Board, or a majority of the authorized number of directors. NRS 78.325

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. NRS 78.320(2).

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during any hour, and with no forewarning before the date and time of the meeting. Notice of any meeting may be waived in writing.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present. If any waivers are utilized, they shall be filed with the corporate records or made a part of the minutes of the meeting. NRS 78.325(3).

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Section 21. Quorum And Voting.

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the directors present, however they may, at their sole option, adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present.

Section 22. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. NRS 78.325

Section 23. Fees And Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefore.

ARTICLE V

OFFICERS

Section 24. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, a Secretary, a Treasurer, and any other officers the Board may deem necessary. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 25. Tenure And Duties Of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been qualified and appointed, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

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(c) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(d) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

Section 26. Delegation Of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 27. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 28 Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS & VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 29. Execution Of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

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All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 30. Voting Of Securities Owned By The Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors.

ARTICLE VII

SHARES OF STOCK

Section 31. Form And Execution Of Certificates. Certificates for the shares of stock of the corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by such stockholder in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section or otherwise required by law or with respect to this section a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 32. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

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Section 33. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Nevada statutes.

Section 34. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 35. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 36. Execution Of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates may be signed by the Chairman of the Board of Directors, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible by applicable law, facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

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ARTICLE IX

DIVIDENDS

Section 37. Declaration Of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 38. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 39. Fiscal Year. The fiscal year of the corporation shall run from January 1st to December 31st of the following year, as fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 40. Indemnification Of Directors, Executive Officers, Other Officers, Employees And Other Agents.

(a) Directors and Executive Officers. The corporation shall indemnify its directors and executive officers to the fullest extent not prohibited by the laws of Nevada or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation or any applicable law or (iv) such indemnification is required to be made under subsection (d).

(b) Other Officers, Employees and Other Agents. The corporation shall have power to indemnify its other officers, employees and other agents. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person to such officers or other persons as the Board of Directors shall determine at its sole discretion.

(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding provided, however, that if an advancement of expenses incurred by a director or executive officer in his or her capacity as a director or executive officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

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Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section 42 to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefore. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under Nevada law or any other applicable law for the corporation to indemnify the claimant for the amount claimed. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the claimant has met the applicable standard of conduct set forth in the Nevada law or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Nevada law, or by any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, executive officer, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the Nevada law or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section.

(h) Amendments. Any repeal or modification of this Section shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

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(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Section that shall not have been invalidated, or by any other applicable law. If this Section shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under any other applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(1) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 42 with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a “director,” “executive officer,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Section.

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ARTICLE XII

NOTICES

Section 41. Notices.

(a) Notice To Stockholders. Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to the stockholder’s last known post office address as shown by the stock record of the corporation or its transfer agent. Notice by electronic transmission may be given as provided in the Nevada law, particularly NRS 78.370 et seq., 78.320(3).

(b) Notice To Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), or by overnight delivery service, facsimile, telex or telegram, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit Of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation, its transfer agent or another agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice To Person With Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Nevada law the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

ARTICLE XIII

AMENDMENTS

Section 42. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation.

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ARTICLE XIV

LOANS TO OFFICERS

Section 43. Loans To Officers. The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

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Exhibit 3.3

THE BOARD OF DIRECTORS

OF

CANNABICS PHARMACEUTICALS INC.

The following is a true copy of the resolution duly adopted by the Board of Directors of this Corporation at a special meeting, notice to this meeting having been waived, held on this 15th day of August, 2014

The Board of Directors which was present for this meeting & took active part therein was:

Zohar Koren

Eyal Ballan

Itamar Borochov

WHEREAS there has been presented to and considered by this meeting a Motion to create a wholly owned Subsidiary of our Corporation for Research & Development in the state of Israel, to be named GRIN ULTRA LTD.

NOW THEREFORE BE IT RESOLVED that the majority of Directors h aving considered this matter, and having opened the floor to all those who voice a preference in the issue and pursuant to NRS 78.320, have unanimously decided and RESOLVED that:

The Company shall hereby move to create and incorporate a valid Subsidiary in the state of ISRAEL, with the initial Directors to be the same as those 3 of the Parent Corporation enumerated supra ; and to this effect does hereby direct its authorized attorneys and agents to so create said Subsidiary, in full compliance with the local rules thereof, as well as the state of Nevada.

Said Motion is hereby passed and the corporate books, records and the S ecretary shall file this Res olution in the corporate records,

DATED: August 15 th , 2014

_____________________________

David E. Price, Secretary, Corp Counsel

35

Exhibit 3.4

מדינת ישראל
משרד המשפטים – רשות התאגידים
רשם החברות והשותפויות

תעודת התאגדות חברה

וזאת לתעודה כי החברה :

ג.ר.י.נ אולטרה בע"מ

G.R.I.N ULTRA LTD

שמספרה 515125557

נתאגדה ונרשמה ביום 25/08/2014 כ"ט אב תשע"ד
על פי חוק החברות, התשנ"ט-1999, כחברה בערבון מוגבל.

ניתנה בירושלים ביום:

25/08/2014
כ"ט אב תשע"ד

רחלי יוחנן, עו"ד
רשות התאגידים
רשם החברות והשותפויות

משרד המשפטים
רשם החברות והשותפויות

36

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

I, Itamar Borochov, certify that:

1.	I have reviewed this Form 10-K/A of CANNABICS PHARMACEUTICALS INC.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods present in this report;

4.	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

	a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

	a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b)	Any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 17, 2015	By:	/s/ Itamar Borochov
Zohar Koren
Director, Chief Executive Officer

37

 Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

I, Dov Weinberg, certify that:

1.	I have reviewed this Form 10-K/A of CANNABICS PHARMACEUTICALS INC.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods present in this report;

4.	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

	a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

	a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b)	Any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 17, 2015	By:	/s/ Dov Weinberg
Dov Weinberg
Chief Financial Officer CANNABICS PHARMACEUTICALS INC.

38

Exhibit 32.1

CERTIFICATION OF

PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report of CANNABICS PHARMACEUTICALS INC. (the “Company”) on Form 10-K/A for the year ending August 31st, 2014, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Itamar Borochov, Chief Executive Officer (Principal Executive Officer) of the Company, certify to the best of my knowledge, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that:

1.	Such Annual Report on Form 10-K/A for the year ending August 31st, 2014 , fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in such Annual Report on Form 10-K for the year ending August 31st, 2014 , fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 17, 2015	By:	/s/ Itamar Borochov
Itamar Borochov
Chief Executive Officer CANNABICS PHARMACEUTICALS INC.

39

Exhibit 32.2

CERTIFICATION OF

PRINCIPAL FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report of CANNABICS PHARMACEUTICALS INC. (the “Company”) on Form 10-K/A for the year ending August 31st, 2014, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Dov Weinberg, Chief Financial Officer (Principal Financial Officer) of the Company, certify to the best of my knowledge, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that:

1.	Such Annual Report on Form 10-K/A for the year ending August 31st, 2014 , fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in such Annual Report on Form 10-K/A for the year ending August 31st, 2014 , fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 17, 2015	By:	/s/ Dov Weinberg
Dov Weinberg
Chief Financial Officer CANNABICS PHARMACEUTICALS INC.

40